SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
                     13(E)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934.
                                (Amendment No. )*

                             THE CHERRY CORPORATION
                             ----------------------
                       (Name of Subject Company (Issuer))

                             CABO ACQUISITION CORP.
                             ----------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    164541401
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Peter B. Cherry
                             CABO Acquisition Corp.
                               3600 Sunset Avenue
                            Waukegan, Illinois 60087
                                 (847) 662-9200

                                 With a copy to:
                             William J. Quinlan, Jr.
                             Helen R. Friedli, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

/ X / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/   /    issuer tender offer subject to Rule 13e-4.

/X/      going-private transaction subject to Rule 13e-3.

/   /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Exhibits

Exhibit Number                      Description
--------------                      -----------

(a)(5)(i)                           Press Release dated June 5, 2000.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           CABO ACQUISITION CORP.

                                           By:  /s/ Peter B. Cherry
                                                ----------------------
                                           Name:   Peter B. Cherry
                                           Title:  President


Dated: June 5, 2000